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TO:       The Beneficiaries of the NDM Liquidating Trust

FROM:     James A. Potter
          Liquidating Trustee of the NDM Liquidating Trust

SUBJECT: Report to Beneficiaries of the NDM Liquidating Trust as of December 31, 1997

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I.    INTRODUCTION

On November 14, 1995, the Board of Directors ("Board") of New Dimensions In Medicine, Inc. ("NDM") approved the Plan of Complete Liquidation and Dissolution of NDM ("Plan of Liquidation"). The Board appointed James A. Potter to serve as Liquidating Trustee of the liquidating trust to be formed under the Plan of Liquidation. On February 22, 1996, the Board approved the execution of the New Dimensions In Medicine, Inc. Liquidating Trust Agreement ("Trust Agreement"). Terms not otherwise defined herein shall have the meaning ascribed in the Trust Agreement. Pursuant to the terms of the Trust Agreement, the Liquidating Trustee is to deliver semi-annual reports to beneficiaries of the NDM Liquidating Trust.

THIS REPORT HAS NOT BEEN REVIEWED BY ANY GOVERNMENTAL AGENCY TO DETERMINE THE ADEQUACY OR ACCURACY OF INFORMATION CONTAINED HEREIN. HOWEVER, EVERY EFFORT HAS BEEN MADE TO ENSURE ACCURACY.

II.   BACKGROUND

On October 18, 1995, the Board approved the sale of most of NDM's assets to CONMED Corporation ("CONMED"). NDM also entered into an agreement to sell its international wound care business to Paul Hartmann AG ("Hartmann").
NDM's shareholders approved the Plan of Liquidation and the sale of assets to CONMED at a special meeting of shareholders held on February 23, 1996. After consummating the sales to CONMED and Hartmann on February 23, 1996, NDM ceased doing business.

On February 17, 1996, the Board approved an Initial Liquidation Distribution to shareholders of record as of February 23, 1996. The aggregate distribution totaled $19,119,087.52 or $4.3189 per share. On March 8, 1996, NDM executed the Trust Agreement and created the NDM Liquidating Trust. The purpose of the NDM Liquidating Trust is to liquidate the remaining assets of NDM, pay all fixed and known liabilities of NDM, and distribute any remaining assets to the holders of the NDM Common Stock of record as of March 12, 1996.
 On March 7, 1996, the Board approved a second liquidation distribution ("Second Liquidation Distribution") of $.1201 per share for an aggregate distribution of $530,768.00.

III.  SURRENDER AND CANCELLATION OF NDM COMMON STOCK

As a condition to receiving the Second Liquidation Distribution or any future distribution from the NDM Liquidating Trust, each holder of the common stock of NDM ("NDM Common Stock") must surrender the certificates representing such stock. A letter of transmittal has been previously circulated for that purpose. The Liquidating Trustee shall maintain a record of each holder's beneficial interest in the NDM Liquidating Trust. Each holder's beneficial interest in the NDM Liquidating Trust shall be maintained in book entry form only. No beneficial interest will be certificated. BENEFICIAL INTERESTS IN THE NDM LIQUIDATING TRUST ARE NON-TRANSFERABLE, EXCEPT IN ACCORDANCE WITH THE LAWS OF DESCENT AND


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DISTRIBUTION. Any distribution from the NDM Liquidating Trust shall be paid only to the holder(s) designated on the letter of transmittal.

IV.  SIGNIFICANT EVENTS

     A.   Novamedix Litigation

     As indicated in the Proxy Statement dated February 2, 1996, Novamedix Limited ("Novamedix") commenced an action against NDM on June 10, 1994, alleging infringement on several of Novamedix's patents. A detailed description of the Novamedix litigation is included in the Proxy Statement under the heading "Legal Proceedings," p. 61.

     Novamedix and NDM entered into a settlement agreement on or about March 7, 1996. As a part of the settlement agreement, NDM agreed to the entry of a consent judgment against it, it shipped its footpump and consumable inventory to Novamedix in Texas, and it paid Novamedix $47,500.00.

     Several days after the parties signed the settlement papers, and before the inventory was shipped, an NDM employee informed Novamedix that tests on the footpump slippers indicated that they did not conform to the specifications filed with the Food and Drug Administration ("FDA"). Novamedix sought and received NDM's internal memoranda on the topic generated in early 1996.

     Subsequently, Novamedix moved the federal court in Ohio for an order styled as "enforcing the settlement agreement" by requiring NDM to pay Novamedix $744,300.00, the alleged value of the slippers had they complied with the FDA specifications. Novamedix has based its claim on the Uniform Commercial Code's ("UCC") implied warranties of fitness and merchantability on the sales of goods.

     Mr. Potter, on behalf of NDM, has denied that the slippers constituted value given for the settlement or that the UCC applies to the transfer of inventory pursuant to the settlement of a patent infringement lawsuit. He also has argued that the slippers are not valueless, and that Novamedix has no right to sell the slippers in any event absent obtaining its own authority from the FDA at which time the differing specifications would be disclosed and most likely approved.

     The court heard telephonic oral arguments in August 1996. On March 20, 1997, the court denied Novamedix's motion. Novamedix appealed that decision to the Sixth Circuit Court of Appeals which, on its own review of the matter, has transferred the case to the United States Court of Appeals. Oral arguments were heard on March 6, 1998. The court has not yet ruled.

     B. Hartmann Escrow

     In connection with the sale of assets to Hartmann, NDM deposited $600,000.00 into an escrow account ("Hartmann Escrow") to ensure payment of NDM's obligation to indemnify Hartmann against certain threatened litigation. The Liquidating Trustee has the authority to direct investment of the funds in the Hartmann Escrow, and all income on such funds are payable to the NDM Liquidating Trust. Funds in the Escrow Account will be released when a settlement agreement is reached or February 22, 1998, whichever is earlier. Hartmann has acknowledged that it has no claim against the Hartmann Escrow. The funds in the Hartmann Escrow were


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      transferred to the NDM Liquidating Trust on or about February 26, 1998.
      As of December 31, 1997, the balance of the Hartmann Escrow was approximately $664,000.

V.    SUMMARY OF RECEIPTS AND DISBURSEMENTS

A copy of the trust's audited financial statement is attached.

VI.   QUESTIONS REGARDING THE SURRENDER OF THE NDM COMMON STOCK
      AND COMMUNICATIONS WITH THE LIQUIDATING TRUSTEE

If you should have questions regarding the surrender of the NDM Common Stock, please contact Norwest Stock Transfer at (612) 450-2448 or (800) 380-1372. Questions for the Liquidating Trustee should be directed to: Oppenheimer Wolff & Donnelly LLP, 3400 Plaza VII, 45 South Seventh Street, Minneapolis, Minnesota 55402, Attention: Mark G. Rabogliatti, Esq. PLEASE NOTE THAT NEITHER THE LIQUIDATING TRUSTEE NOR ITS COUNSEL CAN GIVE TAX ADVICE.


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